Exhibit 12(e)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Successor			Predecessor
	9 Months	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended
	Sep. 30,	Dec. 31,	Dec. 31,	Oct. 31,	Year Ended December 31,
	2012	2011	2010	2010	2009	2008	2007
Earnings, as defined:
Income Before Income Taxes	$148	$195	$29	$167	$142	$131	$179
Mark to market impact of derivative
instruments			1	(20)	(20)	35
	148	195	30	147	122	166	179

Total fixed charges as below	32	46	8	40	46	60	53

Total earnings	$180	$241	$38	$187	$168	$226	$232

Fixed charges, as defined:
Interest charges (a)	$31	$44	$8	$38	$44	$58	$50
Estimated interest component of
operating rentals	1	2		2	2	2	2
Preferred stock dividends							1

Total fixed charges and preferred
stock dividends	$32	$46	$8	$40	$46	$60	$53

Ratio of earnings to combined fixed
charges and preferred stock dividends	5.6	5.2	4.8	4.7	3.7	3.8	4.4

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

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